Exhibit 1(d)


                     [Sara Lee Corporation Letterhead]



 PERSONAL AND CONFIDENTIAL



 March 10, 1999


 Board of Directors
 Chock full o' Nuts
 370 Lexington Avenue
 New York, NY 10017

 Attn.:  Marvin Haas

 We are disappointed that we have been unable to reach an agreement on the combination of Chock full o' Nuts with Sara Lee's coffee business. We continue to believe that such a combination would be in the best interests of our respective shareholders and employees. As you know, on July 8,
 1998, we submitted to you our proposal   based solely on publicly available
 information   to acquire Chock full o' Nuts for $9.50 per share.  Based on information you subsequently provided to us and on discussions with your financial advisors, in October, 1998, we increased our offer to $10.50 per share. As you can imagine, we have continued to monitor Chock full o' Nuts financial performance. In light of Chock's recent financial performance and stock price, we remain very interested in pursuing a transaction to acquire Chock full o' Nuts at our original proposal of $9.50 per share.

 This proposal represents a 90% premium to your closing price on March 10, 1999 and an 85% premium to your average closing price for the last 20 trading days. We believe that our proposal represents opportunity for your shareholders to maximize the value of their shares.

 This proposal is not subject to any significant conditions other than receipt of customary approvals and the execution of a definitive agreement containing customary and mutually acceptable terms. As we have indicated in the past, we and our advisors remain available to meet with you to discuss our proposal and to negotiate and execute a definitive merger agreement.

 We look forward to hearing from you.

 Sincerely,


 /s/ C. Steven McMillan
 C. Steven McMillan